Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

The Board of Directors

TRM Corporation:

We consent to the incorporation by reference in the registration statements filed on Form S-8 (File Nos. 333-92535, 333-67433, and 333-26989) of TRM Corporation of our report dated January 17, 2005, with respect to the balance sheets of the ATM Business of eFunds Corporation as of September 30, 2004 and December 31, 2003, and the related statements of operations, invested equity, comprehensive income and cash flows for the nine-month period ended September 30, 2004 and for each of the years in the two-year period ended December 31, 2003, which report appears in the Form 8-K of TRM Corporation dated February 7, 2005.

/s/ KPMG LLP

Phoenix, Arizona

February 7, 2005